Edward A. Foster, CEO

Phone:

813.642.3479

Identica Holdings Corporation

Fax:

813.774.4725

3825 Henderson Blvd., Ste 605A

Mobile:

813.943.3317

Tampa, Florida 33629

efoster@identicacorp.com

www.identicacorp.com

July 9, 2008

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549-0406

Attention: Mark P. Shuman, Branch Chief - Legal

Re:

Identica Holdings Corporation

Amendment No. 4 to Registration Statement on Form S-1

Filed on September 29, 2006, as amended on July 8, 2008

File No. 333-137710_____________________________________

Dear Mr. Shuman:

Identica Holdings Corporation (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment Number 4 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated June 5, 2008 (the "Comment Letter"), with reference to the Company's Amendment number 3 to the registration statement on Form S-1 (the "Registration Statement") filed with the Commission on May 13, 2008.   In accordance with the Compliance Guide dated January 25, 2008, the Company hereby elects to keep the Form S-1 disclosure format in the Amended Registration Statement.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows:

Form S-1 Comments:

General

1.

We note your response to prior comment 1 from our letter of February 28, 2008, in particular the statement that you have removed from the amended registration statement the shares of common stock issuable pursuant to the Series A preferred stock and related warrant shares issued during the waiting period. Please confirm that you have also removed from the registration statement the shares of common stock issuable pursuant to the warrant issuances that took place in October 2006 and November 2007, as described in paragraph 2(e) of the company’s response letter of February 4, 2008; or advise.

Response:  We confirm that the total shares we are registering in our Amended Registration Statement do not include the shares of common stock issuable pursuant to the warrants which were issued  on October 16, 2006 and November 1, 2007, as described in paragraph 2(e) of the company’s response letter of February 4, 2008.

2.

We refer to the following statements that appear in your filing relating to your potential liability in connection with the issuances of securities in unregistered transactions during the waiting period.

•

“[T]he staff of the Securities and Exchange Commission has advised us that there is no applicable exemption from registration for said private placement,” pages 7 and 40; and

Securities and Exchange Commission

                                                                                                                      Page 2

June 30, 2008

•

“[T]he staff (the ‘Staff’) of the Securities and Exchange Commission (the ‘SEC’) has advised Identica that the Staff considers the private placement we conducted of Series ‘A’ preferred stock and warrants to be a public offering of said securities not eligible for an exemption from the registration requirements of the Securities Act, “ pages 40 and F-72.

You should remove or revise these and similar statements wherever they appear, as they do not closely conform to the staff’s prior comments. We will not object to a statement to the effect that, based on the information and analysis provided by the company, the staff was unable to concur with the company’s position that the unregistered offerings should be viewed as separate and distinct from the public resale offering registered under the pending registration statement. You may also wish to state that the staff was unable to concur with your conclusion that offers and sales of the securities in the applicable unregistered offerings did not involve a public offering.

Response:

We have revised all of the statements in the Amended Registration Statement that you have referenced in this comment to conform to the Staff’s prior comments, specifically:  in the section describing the Risk Factors; the Risks & Challenges Addressed by Management in the MD&A; and, in the Commitments and Contingencies note to the Financial Statements.

3.

In addition, we note the following statement in your response to the prior comment 1 from our letter of February 28, 2008: “[T]he Commission advised the Company that the private placement conducted by the Company of the Series A Preferred and warrants was a ‘general solicitation by the issuers’ and therefore not exempt from registration.” This statement mischaracterizes our prior comment 1, which states in relevant part that “the pending registration statement has been a general solicitation by the issuer for investors in its common stock from the time of filing.’ Please confirm your understanding in this regard.

Response:

We misunderstood the prior comment 1 from your letter of February 28, 2008 and the inaccurate response we provided to that comment, which you have quoted above.  We now understand the intent of the initial comment, specifically that “the pending registration statement has been a general solicitation by the issuer for investors in its common stock from the time of filing.”  We erroneously interpreted this comment to pertain to the Series A Preferred and related warrants, and now understand otherwise.  We have examined the Amended Registration Statement carefully to ensure that the erroneous understanding is not reflected therein.

4.

Please amend your filing to include appropriately updated financial statements. See paragraph (g) of Item 310 of Regulation S-B or Rule 8-08 of Regulation S-X, as applicable.  In addition, disclosure throughout your filing should be updated to conform to the additional information that will be provided in your updated financial statements.

Response: We have updated the Amended Registration Statement to include the financial statements for the first quarter 2008.  Disclosure throughout the Amended Registration has been updated to conform to the additional information that is provided in our updated financial statements.

5.

We are in receipt of your amended application for confidential treatment for certain portions of the agreements filed as Exhibits 10.3, 10.12 and 10.13 to the registration statement.  Please be advised that we will transmit any comments we may have on this amended request under separate cover.

Response: We understand that we will receive comments to our application for confidential treatment under separate cover.

6.

In addition, we note that on May 15, 2008, the company filed as Exhibit 10.20 to the registration statement a redacted version of your January 2008 Distributorship Agreement with TechSphere, which includes a legend stating that you have requested confidential treatment for portions thereof. Please note that we have not yet received your application for confidential treatment for the omitted portions of this agreement. Please advise.

Securities and Exchange Commission

                                                                                                                      Page 3

June 30, 2008

Response: Our attorney’s office, David Lubin and Associates, PLLC, filed a request for confidential treatment request of the January 2008 Distributorship Agreement with the SEC on May 13, 2008.  This request, which included a complete un-redacted copy of said agreement, was sent to the SEC via Federal Express, and the Tracking Number is 861885383227.  We have traced this shipment, and according to Federal Express tracking system, this package was delivered on May 14, 2008 at 9:21 a.m., and signed by D. Siefert.  If you would like us to send another copy of the confidential treatment request, please advise.

7.

We note that the above-referenced distributorship agreement with TechSphere, filed as Exhibit 10.20 to your amended Form S-1, provides that you are an exclusive distributor of certain TechSphere products in a defined Territory that includes Cuba. We note also that it appears from a pull-down menu in the “Channel Partners” section of your website that companies in Cuba, Iran, Korea, Sudan and Syria can fill out partner registration forms if they are interested in partnering with you. Your filing does not include any information regarding contacts with Cuba, Iran, North Korea, Syria, and Sudan, countries that are identified by the State Department as state sponsors of terrorism, and subjects to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any components, equipment, technology, or other products or services you have provided into those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by them.

Response:

We assure the SEC that at no time did we ever have any intention of either directly or indirectly supplying any components, equipment, technology, or other products or services, nor have we had any contact whatsoever with Cuba, Iran, North Korea, Syria, and Sudan, or any countries that are identified by the State Department as state sponsors of terrorism, and or any other countries subjects to U.S. economic sanctions and export controls. We affirm that we have NOT in the past and further, will NOT in the future have any such relationship with any of the aforementioned entities.  The pull down list was inserted in the WEB site from a “canned” list used by our WEB developer.  We have removed these countries from the pull-down menu on our WEB site.

Prospectus Summary, page 1

8.

Please ensure that your filing contains a materially complete description of the company’s January 2008 distribution agreement with TechSphere.  Among other provisions, the amount of the company’s purchase commitment under the agreement should be disclosed, if material. Please revise your filing accordingly.

Response:

We have reviewed our filing and have modified the description of our January 2008 distribution agreement with TechSphere to disclose additional material detail.  We have provided the Commission with the unexpurgated version of the entire distribution agreement; however, we have specifically excluded the purchase commitment amounts in the Amended Registration Statement, as we believe them to be confidential as described in our Confidentiality request provided under separate cover by our attorney’s office, David Lubin & Associates, PLLC dated May 13, 2008.

Security Ownership of Certain Beneficial Owners and Management, page 21

9.

As noted in prior comment 7 from our letter of February 28, 2008, footnote 7 to your beneficial ownership table on page 24 contains a cross-reference to “Description of Securities – November 2006 Private Placement.” As previously requested, please confirm that this is a typographical error intended to refer to the description of your November 2005 unregistered offering and revise your registration statement accordingly; or advise.

Response:

We have revised the Amended Registration Statement to correct the error in footnote 7 to the beneficial ownership table.  However, the correct reference is:  “Description of Securities – May 2007 Private Placement” which relates to this investor’s ownership of Series “A” Preferred Shares.

Securities and Exchange Commission

                                                                                                                      Page 4

June 30, 2008

Consolidated Financial Statements, pages F-55 through F-58

10.

Revise to ensure the amounts reported by financial statement captions are in line with the column header. In order for your financial statements to be useful, the year of the amounts reported has to be clearly distinguishable.

Response:

We have corrected the column headers so that the years of the amounts reported are clearly distinguishable.

Notes to Consolidated Financial Statements

General

11.

We note your response to prior comment 4 were you indicate that you removed your reference to a development stage company from the financial statements included in your amended registration statement. However, the header of your notes to the consolidated financial statements still refers to the company as “a development stage company.” Revise accordingly.

Response:

Although the header of the notes to the consolidated financial statements referred to the company as a “development stage company”, this was only due to the software which we used to produce the compare version of Amendment No. 3 to No. 2, which did not distinguish between the revised headers in which the “Development Stage Company” designation was removed and the original header. We have ensured that this version of the Amended Registration Statement has the correct header.  We are also tracking our changes as we revise the registration statement rather than using the “compare” facility to avoid another software-related error.

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-61

12.

Your response to prior comment number 10 states that you have concluded that EITF 00-21 does not apply to the eRoom service arrangement. However, the agreement suggests that in addition to the $0.50 per room, per month charge for maintenance and support, you agreed to provide other types of professional services, such as training. These services appear to represent separate units of accounting which need to be evaluated in accordance with EITF 00-21. Please provide us with your analysis.

Response:

Although our agreement calls for the provision of a variety of services over and above maintenance and support such as training, the $0.50 per month per room charge represents the single charge for the provision of the aforementioned services under the support agreement.  We have also provided professional consulting services  that relate directly to the maintenance and support being performed under the $0.50 per month per room charge, however these services (such as replacement board design), are outside the original scope of the support agreement, and are provided on a time-and-materials basis.  These professional consulting services are due and payable upon completion of the work and revenue is recognized upon completion of each such project.  There is no future liability related to the performance of these services, and we do not believe that they represent separate units of accounting which would need to be evaluated in accordance with EITF 00-21.

13.

We further note that you concluded you misclassified compensation costs in fiscal year 2006 related to the eRoom agreement but you have not corrected the error. Please revise your next amendment to correct for this error or further explain why you feel revision is not necessary. If you conclude that revision is not required, support your conclusion with a SAB 99 material analysis.

Response:

Based upon the Commission’s prior comments, we analyzed the wage expense reported in our 2006 year-end audit report for our previous filing; we isolated the cost of service for fiscal year 2006.  This revision to our

Securities and Exchange Commission

                                                                                                                      Page 5

June 30, 2008

Financial Statement was not appropriately reflected in the response letter of May 12. The 2007 Consolidated Statements of Operations and Comprehensive Loss as included in the Financial Statements in our previous amended registration statement includes a comparative to 2006, in which we have provided the 2006 Cost of Service.  This number represents the Cost of Service related to the eRoom agreement.  Because of the formatting problem as described in your comment #10, this revision was not clearly visible.

4. Inventory Prepayments, page F-63

14.

We note that in September 2007, you returned $208,780 in defective equipment to TechSphere which is to be replaced with new product and we also note that you advanced $125,500 to TechSphere which is to be applied to future inventory purchases. Please explain the following in relation to these transactions.

•

Explain why the defective equipment has not yet been replaced

Response:

Rather than replace the defective equipment with existing model replacements, we have agreed with TechSphere to wait until a new improved model is in production, currently scheduled for September 2008.

•

Explain how you assess collectability in determining the carrying amounts of defective equipment and advances to TechSphere;

Response:

Since TechSphere is our principal technology provider we are in constant contact with the CEO and majority shareholder, Dr. Alex Choi.  Additionally, our Chief Technologist was seconded from TechSphere to Identica’s Toronto engineering office.  He is a former Officer and is currently still a Director of TechSphere.  We are kept informed continuously as to TechSphere’s financial position.

Since Identica’s exposure related to the performance deposit ($140,000) and loans ($200,000) have been reduced significantly to $83,400 (see related highlighted numbers in the chart below) and which we expect will be further reduced within the following ninety days, our arrangement for the replacement of the defective units with the latest in their technology is scheduled for September 2008.  We have photographs of these new units, and expect prototypes by the end of July.  We therefore have no concern regarding these outstanding balances.

The current balances as at June 30, 2008 are reflected in the table below.

Converting Loans and Deposit to TechSphere Development, Product and Service Orders
		Balances
Starting Amount		$340,000
Less: T-Module Purchase	26,100	313,900
Less: Payment to TechSphere for Consulting Services	12,500	301,400
Less: IP Module Development	11,000	290,400
Less: IONcontrol Development	50,000	240,400
Less: Development Agreement for UC-2	42,525	197,875
Less: Development Agreement: T-Mod/IP-Module	55,000	142,875
Less: Development Agreement for Special Units for Halifax	71,875	71,000
Less: Purchase of VP-II S - 100 Units (shipped 60)	42,600	28,400
Less: Purchase of VP-II S - 40 outstanding	28,400	0

Securities and Exchange Commission

                                                                                                                      Page 6

June 30, 2008

Of the above amounts, the items highlighted in yellow have not been received and are categorized as inventory prepayment:	83,400

Of the $208,780 we returned, TechSphere has credited the following amount:	190,280

The difference between the $208,780 and the $190,280 ($18,500) was incomplete Units. Total remaining prepaid inventory	$273,680

•

Explain whether the advance to TechSphere relates to your minimum purchase commitments

Response:

The advance to TechSphere was specifically to aid them with a temporary cash flow problem and did not relate to any minimum purchase commitment.

5. Deposit, page F-64

15.

It appears that your deposit relates to a distribution agreement with TechSphere Co., Ltd. ending in 2012; however, you classify the entire deposit as a current asset. Please explain why a portion of this asset is not classified as a non-current in your consolidated balance sheets. In addition, clarify how you determined the deposit is recoverable.

Response:

Below is the extraction of the above referenced section of our footnotes to our Financial Statements for the year ended December 31, 2007 as it appears in our previous filing.

“As of December 31, 2006, the Company met the quota requirements and as of December 31, 2007, the Company did not meet the quota requirements; however, Tech waived any right to the deposit and accordingly, the deposit is recorded as a current asset in the accompanying consolidated balance sheets and based on the new agreement will be applied against future purchases.”

The previous deposit of $140,000 was subsequently converted to prepaid inventory and added to the $200,000 loan provided to TechSphere in 2007.  The deposit and loan were subsequently substantially repaid in 2008 as provided in the schedule presented in our response to your comment number 14 above.

16. Commitments and Contingencies, page F-70

16.

Please revise to include the disclosures required by paragraph 10 of SFAS 47 related to your TechSphere purchase commitments.

Response:

We have revised the notes to the Financial Statements for the Quarter ending March 31, 2008 to include the disclosures required by paragraphs 6, 7 and 10 of SFAS 47 as applicable.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Registration Statement.  Please note that we are also submitting via courier three (3) copies of a redline version of the Amended Registration Statement showing changes from the Registration Statement in order to help expedite the review process.

Securities and Exchange Commission

                                                                                                                      Page 7

June 30, 2008

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers and to David Lubin, Esq. at 516-887-8200, fax 516-887-8250.  Thank you very much.

Yours truly,

Identica Holdings Corporation

/s/ Edward A. Foster

Edward A. Foster, CEO

cc: David Lubin, Esq.